UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

26 August 2010

Commission File Number 1-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

26 August 2010

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo has announced the appointment of Lord Mervyn Davies of Abersoch to its Board effective 1 September 2010. He is to be appointed as a non-executive director and his responsibilities will include membership of the Audit, the Nomination and the Remuneration Committees.

Lord Davies was previously Minister for Trade, Investment and Small Business for the UK Government between January 2009 and May 2010. Prior to this role, Lord Davies was Chairman of Standard Chartered PLC, the financial services company with leading positions in Asia, Africa and the Middle East and for which he was also Group Chief Executive from 2001 until 2006. He was a non-executive director at Tesco PLC from 2003 to 2008.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

"Lord Davies has experience of building leading businesses in dynamic developing markets, as well as insight into the UK’s business environment. For a UK company with a global business, his perspective and expertise will be of great benefit to Diageo and I look forward to welcoming him to the Board."

ENDS

Enquiries

Diageo Investor Relations

Nick Temperley
+44 (0)20 8978 4223

 Sarah Paul
+44 (0)20 8978 4326

Investor.relations@diageo.com

Diageo Media Relations

James Crampton
+44 (0)20 8978 4613
james.crampton@diageo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 26 August 2010	By:	/s/ P Tunnacliffe
Name: Paul Tunnacliffe
Title: Company Secretary